Exhibit 99.1

ConocoPhillips Canada joins Oil Sands Pathways to Net Zero alliance

Innovative alliance aims to address Canadian oil sands GHGs

CALGARY, Alberta, Nov. 3, 2021 – The Oil Sands Pathways to Net Zero alliance has expanded to include ConocoPhillips Canada. The Pathways initiative was established with the goal of achieving net zero greenhouse gas (GHG) emissions from oil sands operations by 2050. With this latest addition, the alliance, which includes Canadian Natural Resources, Cenovus Energy, Imperial, MEG Energy and Suncor Energy, now operates facilities representing about 95 per cent of Canada's oil sands production.

“Meeting the world’s energy demand during a transition to a lower-carbon future requires an approach that recognizes the need to reduce emissions, operate responsibly and offer competitive returns,” says ConocoPhillips Canada president Bij Agarwal. “We are excited to partner collaboratively with other alliance members and governments to accelerate efforts to bring about meaningful emissions reductions. We are fully committed to putting our ESG leadership into action by investing in the advancement of transformational technologies.”

The goal of this unique alliance is to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations, by eliminating 68 megatonnes of annual oil sands production emissions in three phases over the next three decades.

"We're extremely pleased to have ConocoPhillips join our alliance, which now represents companies from almost all of Canada’s major oil sands facilities," says Pathways Director Al Reid. “Climate change is one of the most pressing challenges of our time and having their global and Canadian oil sands expertise makes our alliance even stronger, adding to our efforts to achieve net zero GHG emissions from our operations by 2050.”

Advisory

Cautionary Statement: Statements of future events or conditions in this press release, including projections, targets, expectations, estimates, and business plans are forward-looking statements. Forward-looking statements can be identified by words such as achieve, aspiration, believe, anticipate, intend, propose, plan, goal, seek, project, predict, target, estimate, expect, forecast, vision, strategy, outlook, schedule, future, continue, likely, may, should, will and/or similar references to outcomes in future periods. Forward-looking statements in this press release include, but are not limited to, references to the viability, timing and impact of the Oil Sands Pathways to Net Zero initiative collaboration and the development of pathways in support of a net-zero future; support for the pathways from the Government of Alberta and the Government of Canada; the ability to enable net zero emissions from oil production and preserve economic contribution from the industry; the deployment of technologies to reduce GHG emissions; the ability to create jobs, accelerate development of the clean tech sector, provide benefits for other sectors and help maintain Canadians’ quality of life; and making economic investments to ensure a successful transition to a net zero world and delivering long term value to shareholders. All net-zero references in this announcement apply to emissions from oil sands operations (defined as scope 1 and scope 2 emissions).

Forward-looking statements are based on current expectations, estimates, projections and assumptions at the time the statements are made. Actual future results, including expectations and assumptions concerning: demand growth and energy source, supply and mix; amount and timing of emissions reductions; the adoption and impact of new facilities or technologies, including on reductions to GHG emissions; project plans, timing, costs, technical evaluations and capacities, and the ability to effectively execute on these plans and operate assets; that any required support for the pathways from the Government of Alberta and the Government of Canada will be provided; applicable laws and government policies, including climate change and restrictions in response to COVID-19; production rates, growth and mix; general market conditions; and capital and environmental expenditures, could differ materially depending on a number of factors. These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and the resulting price, differential and margin impacts; political or regulatory events, including changes in law or government policy and actions in response to COVID-19; the receipt, in a timely manner, of regulatory and third-party approvals including for new technologies; lack of required support from the Government of Alberta and the Government of Canada; environmental risks inherent in oil and gas exploration and production activities; environmental regulation, including climate change and GHG regulation and changes to such regulation; availability and allocation of capital; availability and performance of third-party service providers; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; reservoir analysis and performance; unexpected technological developments; the results of research programs and new technologies, and ability to bring new technologies to commercial scale on a cost-competitive basis; operational hazards and risks; general economic conditions, including the occurrence and duration of economic recessions; and other factors referenced by the companies’ in their most recent respective annual reports and management’s discussion and analysis, as applicable.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to the companies. Actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. The companies undertake no obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

Pathways Alliance

The Oil Sands Pathways to Net Zero initiative consists of Canadian Natural, Cenovus Energy, ConocoPhillips Canada, Imperial, MEG Energy and Suncor Energy. The companies operate facilities accounting for about 95 per cent of Canada’s oil sands production.

As proud Canadian companies, members of the Pathways alliance share the aspiration of Canadians to find realistic and workable solutions to the challenge of climate change. The initiative will develop an actionable approach to address those emissions, while also preserving the more than $3 trillion in estimated oil sands contribution to Canada’s gross domestic product (GDP) over the next 30 years. The initiative will create jobs, accelerate development of the clean tech sector, provide benefits for multiple other sectors and help maintain Canadians’ quality of life. The members of the Pathways alliance will do their part by making the economic investments needed to ensure that our companies successfully make the transition to a net zero world, and hence, deliver long-term value to shareholders. More information is available at oilsandspathways.ca.

Contacts

Alain Moore

Oil Sands Pathways alliance

alamoore@suncor.com

825-213-3328